

September 5, 2013

<u>Via E-mail</u>
Maryann T. Seaman
Senior Vice President and Chief Financial Officer
FMC Technologies, Inc.
5875 N. Sam Houston Parkway W.
Houston, Texas 77086

   Re: **FMC Technologies, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed February 22, 2013
      File No. 1-16489

Dear Ms. Seaman:

  We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You stated in your letter to us dated April 8, 2010 that in 2009 you adopted a policy directing your non-U.S. subsidiaries to effectuate an orderly withdrawal from doing business with Iran, Sudan, and Syria, but not requiring them to cease performance of existing commitments involving those countries. In addition, you stated on page 25 of your Form 10-Q for the quarterly period ended June 30, 2010, filed on July 29, 2010, that during the second quarter of 2010 you received an inquiry from OFAC related to transactions with certain countries, including Iran and Sudan. Your Form 10-K does not describe either the residual business related to Iran, Sudan, and Syria, or the activities concerning Iran and Sudan to which the OFAC inquiry pertains.

As you know, Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, since the April 2010 letter. Your response should describe any products, equipment, components, technology, or services that you have provided or intend to provide to Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control. Also, describe the transactions to which the OFAC inquiry relates, and any significant developments in the matter with OFAC since your provision of information to OFAC in response to its inquiry.

2. Please discuss for us the materiality of the contacts with Iran, Sudan, and Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance